Exhibit 99.2

EXECUTION COPY

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”) dated as of December 10, 2009 between ALCON, INC., a company organized under the laws of Switzerland (the “Company”), and NESTLÉ S.A., a company organized under the laws of Switzerland (the “Selling Shareholder”).

WHEREAS the Company and the Selling Shareholder are parties to a Registration Rights Agreement dated as of March 20, 2002 (the “Existing Registration Rights Agreement”); and

WHEREAS the parties hereto desire to amend and restate in its entirety the Existing Registration Rights Agreement.

NOW, THEREFORE, in consideration of the covenants and agreements of the Company and the Selling Shareholder contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree that effective immediately upon the execution and delivery of this Agreement by the parties hereto, the Existing Registration Rights Agreement shall be amended and restated in its entirety as follows:

1. Definitions.  As used in this Agreement, the following terms shall have the respective meanings ascribed to them below:

“Affiliate” of any Person shall mean any Person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person.

“Agreement” shall have the meaning specified in the preamble to this Agreement.

“Business Day” shall mean any day other than a Saturday or Sunday on which banks are open to transact business in the City of New York.

“Common Shares” shall mean Common Shares, par value CHF 0.20 per share, of the Company and any other capital stock or securities into which such Common Shares or any such securities are reclassified or changed, including, without limitation, by reason of a merger, consolidation, reorganization or recapitalization, or otherwise are distributed with respect to Common Shares or any such securities.

“Company” shall have the meaning specified in the preamble to this Agreement.

“Demand Registration Statement” shall have the meaning set forth in Section 2(a).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and all rules and regulations promulgated thereunder.

“Existing Registration Rights Agreement” shall have the meaning specified in the recitals to this Agreement.

“FINRA” shall mean the Financial Industry Regulatory Authority, Inc.

“Incidental Registration Statement” shall have the meaning set forth in Section 3(a).

“NYSE” shall mean the New York Stock Exchange.

“Person” shall mean any individual, corporation, partnership, company, limited liability company, trust, joint venture, unincorporated organization or government or political department or agency thereof or other entity of whatever nature.

“Registrable Securities” shall mean the Common Shares of the Company.  As to any particular Registrable Securities, once issued, such securities shall cease to be Registrable Securities if (i) such securities have been registered under the Securities Act, the registration statement with respect to the sale of such securities has become effective under the Securities Act and such securities have been disposed of pursuant to such effective registration statement, (ii) such securities have been distributed pursuant to Rule 144 or Rule 144A (or any similar provision then in force) under the Securities Act, (iii) such securities have been otherwise transferred, if new certificates or other evidences of ownership for them not bearing a legend restricting further transfer and not subject to any stop-transfer order or other restrictions on transfer have been delivered by the Company and the subsequent disposition of such securities does not require registration or qualification of such securities under the Securities Act or any state securities laws then applicable or (iv) such securities have ceased to be outstanding.

“Registration Expenses” shall mean all expenses incident to the Company’s performance of, or compliance with, this Agreement, including all registration and filing fees and expenses (including SEC and stock exchange and FINRA fees), fees and expenses of compliance with state securities or “blue sky” laws (including reasonable fees and disbursements of counsel for any underwriters in connection with “blue sky” qualifications of the Registrable Securities), printing expenses, messenger and delivery expenses, fees and expenses incurred in connection with the listing, if any, of the securities to be registered on each securities exchange or national market system on which the Common Shares are then listed, fees and disbursements of counsel for the Company and of the independent certified public accountants of the Company (including the expenses of any annual audit, special audit and “cold comfort” letters required by, or incident to, such performance and compliance), the fees and disbursements of underwriters customarily paid by issuers or sellers of securities (including any expenses of a “road show” in connection with an underwritten offering typically paid by issuers of securities and, if applicable, the fees and expenses of any “qualified independent underwriter” (and its counsel) that is required to be retained in accordance with the rules and regulations of the FINRA), the reasonable fees and expenses of any special experts retained by the Company in connection with such registration and the fees and expenses of other Persons retained by the Company (but not including any underwriting discounts or commissions or transfer taxes, if any, attributable to the sale of Registrable Securities by holders of such Registrable Securities).

“Registration Statement” shall mean any Demand Registration Statement, Incidental Registration Statement or Shelf Registration Statement, as applicable.

“Required Registration Statement” shall mean any Demand Registration Statement or Shelf Registration Statement, as applicable.

“Securities Act” shall mean the Securities Act of 1933, as amended, and all rules and regulations promulgated thereunder.

“SEC” shall mean the Securities and Exchange Commission.

“Selling Shareholder” shall have the meaning specified in the preamble to this Agreement.

“Shelf Registration Statement” shall mean a “shelf” registration statement filed by the Company pursuant to the provisions of Section 4 with the SEC covering offers and sales in accordance with Rule 415 under the Securities Act, or any similar rule that may be adopted by the SEC (whether or not the Company is then eligible to use Form F-3 or S-3), that covers some or all of the Registrable Securities, and any amendments and supplements to such registration statement, including post-effective amendments, in each case including the prospectus contained therein, all exhibits thereto and all material incorporated by reference therein.

“Suspension Period” shall mean any period during which the Company fails to keep any Required Registration Statement effective and usable for resale of Registrable Securities held by any Selling Shareholder.

“Underwritten Offering” shall mean an underwritten offering of the securities being registered.

2. Demand Registration. (a)  At any time following the date of this Agreement, the Selling Shareholder shall have the right to request in writing (which request shall specify the Registrable Securities intended to be disposed of and the intended method of distribution thereof) that the Company register any and all of the Selling Shareholder’s Registrable Securities by filing with the SEC a registration statement covering such Registrable Securities (a “Demand Registration Statement”).  Upon the receipt of such a request, the Company shall, not later than the 45th calendar day after the receipt of such a request, cause to be filed a Demand Registration Statement providing for the registration under the Securities Act of the Registrable

Securities which the Company has been so requested to register by the Selling Shareholder, to the extent necessary to permit the disposition of such Registrable Securities in accordance with the intended methods of distribution thereof specified in such request, and shall use its best efforts to have such Demand Registration Statement declared effective by the SEC or otherwise become effective as soon as practicable thereafter (but in no event later than the 75th calendar day after the receipt of such a request) and to keep such Demand Registration Statement continuously effective for 120 calendar days following the date on which such Demand Registration Statement is declared effective by the SEC or has otherwise become effective or such shorter period terminating when all the Registrable Securities covered by such Demand Registration Statement have been sold pursuant thereto (including, if necessary, by filing with the SEC a post-effective amendment or a supplement to the Demand Registration Statement or the related prospectus or any document incorporated therein by reference or by filing any other required document or otherwise supplementing or amending the Demand Registration Statement, if required by the rules, regulations or instructions applicable to the registration form under the Securities Act used by the Company for such Demand Registration Statement or by the Securities Act, any state securities or “blue sky” laws, or any other rules and regulations thereunder).

(b) A Demand Registration Statement shall be deemed not to have become effective (and the related registration shall be deemed not to have been effected) unless it has been declared effective by the SEC or otherwise becomes effective as provided by the Securities Act; provided, however, that if, after it has been declared (or becomes) effective, the offering of any Registrable Securities pursuant to such Demand Registration Statement is interfered with by any stop order, injunction or other order or requirement of the SEC or any other governmental agency or court (other than any such stop order or injunction issued as a result of the inclusion in such Demand Registration Statement of any information supplied in writing to the Company for inclusion therein by the Selling Shareholder) such Demand Registration Statement shall be deemed not to have become effective.

(c) The Selling Shareholder may only make five demands under Section 2(a).  Any demand by the Selling Shareholder under Section 2(a) shall be for the registration of at least (i) 5% of the total number of Common Shares of the Company outstanding at the time such demand is made; and (ii) the aggregate public offering price for the Registrable Securities included in such demand (based on the closing sale price of the Common Shares on the NYSE, or such other exchange or market on which the Common Shares are principally listed or quoted, if the Common Shares cease to be listed on the NYSE, on the last trading day prior to the delivery of the request) shall be at least $250,000,000.

(d) If the Selling Shareholder desires to sell Registrable Securities in an Underwritten Offering pursuant to a Demand Registration Statement filed under this Section 2, the underwriter(s), including the managing underwriter(s), shall be selected by the Selling Shareholder, which underwriter(s) and managing underwriter(s) shall be reasonably satisfactory to the Company.

(e) No other Person, including the Company or any subsidiary of the Company, shall be permitted to offer securities under any Demand Registration Statement filed pursuant to this Section 2 unless the Selling Shareholder consents in writing.

3. Incidental Registration.  (a)  If at any time the Company proposes to register under the Securities Act any Common Shares whether or not for sale for its own account (and not solely in connection with a sale of warrants or other rights to purchase, or securities convertible into or exchangeable for, Common Shares and other than (x) any registration relating to any employee benefit or similar plan, any dividend reinvestment plan, or any acquisition by the Company or (y) pursuant to a registration statement filed in connection with an exchange offer), the Company shall give written notice to the Selling Shareholder at least 20 calendar days prior to the initial filing of a registration statement with the SEC pertaining thereto (an “Incidental Registration Statement”) informing the Selling Shareholder of its intent to file such Incidental Registration Statement and of the Selling Shareholder’s right under this Section 3 to request the registration of the Registrable Securities held by the Selling Shareholder.  Upon the written request of the Selling Shareholder made within 10 calendar days after any such notice is received (which request shall specify the Registrable Securities intended to be disposed of by the Selling Shareholder and the intended method of distribution thereof), the Company shall use its best efforts to effect the registration under the Securities Act of all Registrable Securities which the Company has been so requested to register by the Selling Shareholder, to the extent required to permit the disposition of the Registrable Securities so requested to be registered (including, if necessary, by filing with the SEC a post-effective amendment or a supplement to the Incidental Registration Statement or the related prospectus or any document incorporated therein by reference or by filing any other required document or otherwise supplementing or amending the Incidental Registration Statement, if required by the rules, regulations or instructions applicable to the registration form under the Securities Act used by the Company for such Incidental Registration Statement or by the Securities Act or by any other rules and regulations thereunder).

(b) If a registration pursuant to this Section 3 involves an Underwritten Offering and the underwriter or the managing underwriter(s), as the case may be, of such Underwritten Offering shall inform the Company and the Selling Shareholder on or before the date five days prior to the date then scheduled for such offering, that, in its opinion, the amount of securities requested to be included in such registration exceeds the amount which can be sold in (or during the time of) such offering within a proposed price range without adversely affecting the distribution of the securities being offered, then the Company will include in such registration only the amount of Registrable Securities and other securities that the underwriter or managing underwriter(s), as the case may be, has advised can be sold in (or during the time of) such offering within such price range; provided, however, that the Company shall be required to include in such required registration:  first, all the securities initially proposed to be sold pursuant to such Incidental Registration Statement by the Company (in the case of a primary offering by the Company) and second, the amount of Registrable Securities and other securities requested to be included in such registration that the Company is so advised can be sold in (or during the time of) such offering, allocated pro rata among the Selling Shareholder and other securityholders of the Company requesting such registration on the basis of the number of Registrable Securities and other securities requested to be included by such other securityholders.

(c) Nothing in this Section 3 shall create any liability on the part of the Company to the Selling Shareholder if the Company in its sole discretion should decide not to file an Incidental Registration Statement proposed to be filed pursuant to Section 3 or to withdraw such registration statement subsequent to its filing, regardless of any action whatsoever that the Selling Shareholder may have taken, whether as a result of this issuance by the Company of any notice hereunder or otherwise.

4. Additional Rights of Selling Shareholder.  (a)   At any time following the date of this Agreement, the Selling Shareholder shall have the right to request in writing (which request shall specify the Registrable Securities intended to be disposed of and the intended method of distribution thereof) that the Company register any or all of the Selling Shareholder’s Registrable Securities by filing with the SEC a Shelf Registration Statement covering such Registrable Securities.  Upon the receipt of such a request, the Company shall, not later than the 45th calendar day after the receipt of such a request, cause to be filed a Shelf Registration Statement providing for the registration under the Securities Act of the Registrable Securities which the Company has been so requested to register by the Selling Shareholder, to the extent necessary to permit the disposition of such Registrable Securities in accordance with the intended methods of distribution thereof specified in such request, and shall use its best efforts to have such Shelf Registration Statement declared effective by the SEC or otherwise become effective as soon as practicable thereafter (but in no event later than the 75th calendar day after the receipt of such a request) and to keep such Shelf Registration Statement continuously effective during the period from the date a Shelf Registration Statement is declared effective by the SEC or otherwise becomes effective as provided by the Securities Act until such Shelf Registration Statement has been effective for 365 calendar days, exclusive of any and all Suspension Periods with respect to such Shelf Registration Statement.

(b) A Suspension Period with respect to any Shelf Registration Statement shall commence on and include the date that the Company gives notice that any Shelf Registration Statement is no longer effective or usable for resales of Registrable Securities of the Selling Shareholder to and including the date when the Selling Shareholder covered by such Shelf Registration Statement either receives the copies of the supplemented or amended prospectus or issuer free writing prospectus contemplated by Section 7(j) or is advised in writing by the Company that the use of the prospectus or issuer free writing prospectus may be resumed.

(c) No incidental or piggyback registration rights shall be available to any Person (including the Company) with respect to the Shelf Registration Statement, and no Person (including the Company) shall have the right to have any securities other than the Registrable Securities included therein or registered thereon.

5. Registration Expenses.  The Company shall pay all Registration Expenses in connection with each registration pursuant to Sections 2, 3 and 4, whether or not the Registration Statement becomes effective, and whether all, none or some of the Registrable Securities are sold pursuant to the Registration Statement.  The Selling Shareholder shall pay all discounts and commissions payable to underwriters, selling brokers, managers or other similar Persons related to the sale or disposition of the Selling Shareholder’s Registrable Securities pursuant to any Required Registration Statement or any Incidental Registration Statement.  The Selling Shareholder shall be responsible for the fees and legal expenses of any legal counsel, accountants or other agents retained by Selling Shareholder and all other out-of-pocket expenses incurred by the Selling Shareholder in connection with any registration under this Agreement.

6. Restrictions on Public Sale by Selling Shareholder and the Company.  (a)  If requested by the underwriter or managing underwriter(s) in any Underwritten Offering by the Selling Shareholder of Common Shares, each party hereto shall agree not to effect any public sale or distribution of Common Shares during the 14-day period prior to, and during the 90-day period beginning on, the date of sale of securities in connection with such Underwritten Offering (except pursuant to such registration statement if the Selling Shareholder is entitled to include securities in such registration statement).

(b) If requested by the underwriter or managing underwriter(s) in any Underwritten Offering or by the Selling Shareholder in any offering pursuant to a Required Registration Statement (whether or not an Underwritten Offering), the Company shall agree not to effect any public sale or distribution of Common Shares (or of any securities convertible into or exchangeable for Common Shares) during the 14-day period prior to, and during the 90-day period beginning on, the date of sale of securities in connection with such offering.

7. Registration Procedures.  In connection with the obligations of the Company pursuant to Sections 2, 3 and 4, the Company shall use its best efforts to effect or cause to be effected the registration under the Securities Act of the Registrable Securities entitled to be included in such registration in order to permit the sale of such Registrable Securities (in accordance with their intended method or methods of distribution, in the case of a Required Registration Statement), and the Company shall:

(a) (i) prepare and file a Registration Statement with the SEC (within the time period specified in Section 2 or 4, as applicable, in the case of a Required Registration Statement) which Registration Statement (x) shall be on a form selected by the Company for which the Company qualifies, (y) shall be available for the sale or exchange of the Registrable Securities in accordance with the intended method or methods of distribution, in the case of a Required Registration Statement, and (z) shall comply as to form in all material respects with the requirements of the applicable form and include all financial statements required by the SEC to be filed therewith, (ii) use its best efforts to cause such Registration Statement to become effective and remain effective in accordance with Section 2 or 4, as applicable, in the case of a Required Registration Statement, and (iii) cause each Registration Statement and the related prospectus and any amendment or supplement thereto and any issuer free writing prospectus, as of the effective date of such Registration Statement, amendment, supplement or issuer free writing prospectus (x) to comply in all material respects with any requirements of the Securities Act and the rules and regulations of the SEC and (y) not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (in the light of the circumstances under which they were made, in the case of such prospectuses and supplements);

(b) in the case of a Required Registration Statement, and subject to Section 7(j), prepare and file with the SEC such amendments and post-effective amendments to each such Required Registration Statement as may be necessary to keep such Required Registration Statement effective for the applicable period; cause each prospectus forming part of such Required Registration Statement to be supplemented by any required prospectus supplement or issuer free writing prospectus, and as so supplemented to be filed pursuant to Rule 424 or Rule 433, as applicable, under the Securities Act; and comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by each Required Registration Statement during the applicable period in accordance with the intended method or methods of distribution by the Selling Shareholder, as set forth in such Registration Statement;

(c) furnish to the Selling Shareholder and to each underwriter of an Underwritten Offering of Registrable Securities covered by a Registration Statement, if any, without charge, as many copies of each prospectus forming part of such Registration Statement, including each preliminary prospectus and any issuer free writing prospectus, and any amendment or supplement thereto and such other documents as the Selling Shareholder or the underwriter or managing underwriter(s), as the case may be, may reasonably request in order to facilitate the disposition of such Registrable Securities in accordance with the plan of distribution described in such Registration Statement; and the Company hereby consents to the use of such prospectus, including each such preliminary prospectus and any issuer free writing prospectus, by the Selling Shareholder and each underwriter, if any, in connection with the offering and sale of such Registrable Securities;

(d) (i) use its best efforts to register or qualify the Registrable Securities covered by a Registration Statement, no later than the time such Registration Statement is declared effective by the SEC or otherwise becomes effective, under all applicable state securities or “blue sky” laws of such jurisdictions as the underwriter or managing underwriter(s), as the case may be, or the Selling Shareholder shall reasonably request; (ii) keep each such registration or qualification effective during the period such Registration Statement is required to be kept effective (in the case of a Required Registration Statement); and (iii) do any and all other acts and things which may be reasonably necessary or advisable to enable each underwriter, if any, and the Selling Shareholder to consummate the disposition in each such jurisdiction of the Registrable Securities covered by such Registration Statement; provided, however, that the Company shall not be required to register or qualify any Registrable Securities in any jurisdiction if registration or qualification in such jurisdiction would subject the Company to unreasonable burden or expense or, in the case of an Underwritten Offering, would unreasonably delay the commencement of such Underwritten Offering; provided, further, that the Company shall not be obligated to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject or to consent to be subject to general service of process (other than service of process in connection with such registration or qualification or any sale of Registrable Securities in connection therewith) in any such jurisdiction;

(e) notify the Selling Shareholder promptly in writing (i) when a Registration Statement has become effective and when any post-effective amendment or supplement thereto becomes effective, (ii) of the issuance by the SEC or any state securities authority of any stop order, injunction or other order or requirement suspending the effectiveness of a Registration Statement or the initiation of any proceeding for that purpose, (iii) if, between the effective date of a Registration Statement and the closing of any sale of Registrable Securities covered thereby pursuant to any agreement to which the Company is a party, the representations and warranties of the Company contained in such agreement cease to be true and correct in all material respects or if the Company receives any notification with respect to the suspension of the qualification of such Registrable Securities for sale in any jurisdiction or the initiation of any proceeding for such purpose and (iv) of the happening of any event during the period a Required Registration Statement is required to be kept in effect as a result of which such Registration Statement or the related prospectus or any issuer free writing prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading (in the light of the circumstances under which they were made, in the case of a prospectus);

(f) furnish counsel for the underwriters, if any, and for the Selling Shareholder with copies of any request by the SEC or any state securities authority for amendments or supplements to a Registration Statement and prospectus or issuer free writing prospectus or for additional information;

(g) use its reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of a Registration Statement at the earliest possible time;

(h) upon request, furnish to the underwriter or managing underwriter(s), as the case may be, of an Underwritten Offering of Registrable Securities, without charge, at least one signed copy of each Registration Statement and any post-effective amendment thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits; and furnish to the Selling Shareholder, without charge, at least one conformed copy of each Registration Statement and any post-effective amendment thereto, including exhibits but without documents incorporated therein by reference, unless requested;

(i) cooperate with the Selling Shareholder and the underwriter or managing underwriter(s), as the case may be, of an Underwritten Offering of Registrable Securities, to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold and not bearing any restrictive legends; and enable such Registrable Securities to be in such denominations (consistent with the provisions of the governing documents thereof) and registered in such names as the Selling Shareholder or the underwriter or managing underwriter(s), as the case may be, of an Underwritten

Offering of Registrable Securities, if any, may reasonably request at least three Business Days prior to any sale of Registrable Securities;

(j) upon the occurrence of any event contemplated by Section 7(e)(iv), during the period in which a Registration Statement is required to be kept in effect, use best efforts to prepare a supplement or post-effective amendment to a Registration Statement, the related prospectus or any issuer free writing prospectus, or any document incorporated therein as thereafter delivered to the purchasers of the Registrable Securities covered by such Registration Statement, such that such prospectus or issuer free writing prospectus will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made in the case of a prospectus, not misleading;

(k) enter into customary agreements (including, in the case of an Underwritten Offering, underwriting agreements in customary form, and including provisions with respect to indemnification and contribution in customary form and consistent with the provisions relating to indemnification and contribution contained herein) and, in the case of a Registration Statement relating to a secondary offering filed at the request of the Selling Shareholder, take all other customary and appropriate actions in order to expedite or facilitate the disposition of the Registrable Securities covered by a Registration Statement as shall be requested by the Selling Shareholder (provided that, in the event of any registration that is not part of an Underwritten Offering, no such agreement or action shall be required to be taken if it is unduly burdensome to the Company), and in connection therewith:

(i) make such representations and warranties to the Selling Shareholder and the underwriters, if any, in form, substance and scope as are customarily made by issuers to underwriters in similar underwritten offerings;

(ii) obtain opinions of counsel to the Company and updates thereof (which counsel and opinions (in form, scope and substance) shall be satisfactory to the Selling Shareholder and, in connection with an Underwritten Offering, reasonably satisfactory to the underwriter or managing underwriter(s), as the case may be) addressed to the Selling Shareholder and the underwriters, if any, covering the matters customarily covered in opinions requested in sales of securities or underwritten offerings and such other matters as may be requested by the Selling Shareholder and, in connection with an Underwritten Offering, reasonably requested by the underwriter or managing underwriter(s), as the case may be;

(iii) obtain “cold comfort” letters and updates thereof from the Company’s independent certified public accountants addressed to the Selling Shareholder and the underwriters, if any, which letters shall be customary in form and shall cover matters of the type customarily covered in “cold comfort” letters to underwriters in connection with primary underwritten offerings; and

(iv) deliver such customary documents and certificates as may be requested by the Selling Shareholder and, in connection with an Underwritten Offering,

reasonably requested by the underwriter or managing underwriter(s), as the case may be;

(l) make available for inspection by representatives of the Selling Shareholder and any underwriters participating in any disposition pursuant to a Registration Statement and their respective counsel and/or accountants, all relevant financial and other records, pertinent corporate documents and properties of the Company and cause the respective officers, directors and employees of the Company to supply all information reasonably requested by any such representative, underwriter, counsel or accountant in connection with a Registration Statement;

(m) (i) within a reasonable time prior to the filing of any Registration Statement, any related prospectus or issuer free writing prospectus, any amendment to a Registration Statement or amendment or supplement to a prospectus or issuer free writing prospectus, provide copies of such document to the Selling Shareholder and to counsel to the Selling Shareholder and to the underwriter or managing underwriter(s), as the case may be, of an Underwritten Offering of Registrable Securities and consider in good faith such reasonable changes in any such document prior to or after the filing thereof as counsel to the Selling Shareholder or such underwriter(s), if any, may request and make available such of the representatives of the Company as shall be reasonably requested by the Selling Shareholder or such underwriter(s) for discussion of such document; and (ii) within a reasonable time prior to the filing of any document which is to be incorporated by reference into a Registration Statement or a related prospectus or issuer free writing prospectus, provide copies of such document to counsel for the Selling Shareholder, consider in good faith such reasonable changes in such document prior to or after the filing thereof as counsel for the Selling Shareholder shall request and make available such of the representatives of the Company as shall be reasonably requested by such counsel for discussion of such document;

(n) use its best efforts to cause all Registrable Securities covered by a Required Registration Statement to be listed on the NYSE or such other exchanges or market systems on which the Common Shares of the Company is then listed or quoted;

(o) provide a CUSIP number for all Registrable Securities covered by a Registration Statement no later than the effective date of such Registration Statement;

(p) otherwise use its best efforts to comply with all applicable rules and regulations of the SEC and NYSE and make available to its securityholders, as soon as reasonably practicable, an earnings statement covering at least 12 months which shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder; and

(q) cooperate and assist in any filing required to be made with FINRA and in the performance of any due diligence investigation by any underwriter (including any “qualified independent underwriter” that is required to be retained in accordance with the rules and regulations of the FINRA).

8. Obligations of Selling Shareholder.  (a)  The Selling Shareholder shall, as a condition to the registration obligations with respect to the Selling Shareholder provided herein, furnish to the Company such information regarding the Selling

Shareholder, the ownership of Registrable Securities by the Selling Shareholder and the proposed distribution by the Selling Shareholder of such Registrable Securities as the Company may from time to time reasonably request in writing.

(b) Upon receipt of any notice from the Company of the happening of any event of the kind described in Section 7(e)(iv), the Selling Shareholder shall forthwith discontinue disposition of Registrable Securities pursuant to the affected Registration Statement until the Selling Shareholder’s receipt of the copies of the supplemented or amended prospectus or issuer free writing prospectus contemplated by Section 7(j), and, if so directed by the Company, the Selling Shareholder shall deliver to the Company (at the expense of the Company) or destroy all copies in its possession, other than permanent file copies then in the Selling Shareholder’s possession, of the prospectus or issuer free writing prospectus covering such Registrable Securities which was current at the time of receipt of such notice.

(c) The Selling Shareholder may not participate in any underwritten offering under Section 2, 3 or 4 hereof unless it completes and executes all customary questionnaires, powers of attorney, custody agreements, underwriting agreements and other customary documents required under the customary terms of such underwriting arrangements.  In connection with any underwritten offering under Section 2, 3 or 4 hereof, the Selling Shareholder shall be a party to the underwriting agreement with the underwriters and may be required to make certain customary representatives and warranties and provide certain customary indemnification for the benefit of the underwriters; provided that the Selling Shareholder shall not be required to make representations and warranties with respect to the Company and its subsidiaries or their business and operations and shall not be required to agree to any indemnity or contribution provisions less favorable to the Selling Shareholder than those set forth herein.

9. Indemnification.  (a)  The Company shall indemnify and hold harmless the Selling Shareholder and its Affiliates, directors, officers and employees and each Person, if any, who controls the Selling Shareholder within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, as follows:

(i) against any and all losses, liabilities, claims, damages, judgments and reasonable expenses whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement (or any amendment thereto) pursuant to which Registrable Securities were registered under the Securities Act or any issuer free writing prospectus relating to such Registrable Securities, including all documents incorporated therein by reference, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact contained in any prospectus or issuer free writing prospectus (or any amendment or supplement thereto) including all documents incorporated therein by reference, or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(ii) against any and all losses, liabilities, claims, damages, judgments and reasonable expenses whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, investigation or proceeding by any governmental agency or body, commenced or threatened, or of any other claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, if such settlement is effected with the written consent of the Company; and

(iii) against any and all reasonable expense whatsoever, as incurred (including, subject to Section 9(c), fees and disbursements of counsel) incurred in investigating, preparing or defending against any litigation, investigation or proceeding by any governmental agency or body, commenced or threatened, in each case whether or not such Person is a party, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under subparagraph (i) or (ii) above;

provided, however, that this indemnity agreement does not apply with respect to any loss, liability, claim, damage, judgment or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission (A) made in reliance upon and in conformity with written information furnished to the Company by the Selling Shareholder in writing for use in a Registration Statement (or any amendment thereto) or any related prospectus (or any amendment or supplement thereto) or any issuer free writing prospectus or (B) if such untrue statement or omission or alleged untrue statement or omission was corrected in an amended or supplemented Registration Statement, prospectus or issuer free writing prospectus and the Company had furnished copies thereof to the Selling Shareholder and any underwriter acting on its behalf from which the Person asserting such loss, liability, claim, damage, judgment or expense purchased the securities that are the subject thereof prior to the date of sale by such underwriter or the Selling Shareholder to such Person.

(b) Indemnification by Selling Shareholder.  The Selling Shareholder shall indemnify and hold harmless the Company, and its Affiliates, directors, officers and employees (including each officer of the Company who signed the Registration Statement) and each Person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, against any and all losses, liabilities, claims, damages, judgments and expenses described in the indemnity contained in Section 9(a) (provided that any settlement of the type described therein is effected with the written consent of the Selling Shareholder) as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in a Registration Statement (or any amendment or supplement thereto) in reliance upon and in conformity with written information furnished to the Company by the Selling Shareholder in writing for use in such Registration Statement (or any amendment thereto) or such prospectus (or any amendment or supplement thereto) or any issuer free writing prospectus; provided, however, that the Selling Shareholder shall not be required to provide indemnification in any amount in excess of the amount by which (x) the total price at which the Registrable Securities sold by the Selling Shareholder and distributed to the public were offered to the public exceeds (y) the amount of any damages which the

Selling Shareholder has otherwise been required to pay and has paid by reason of such untrue or alleged untrue statement or omission or alleged omission.  The Company shall be entitled, to the extent customary, to receive indemnification and contribution from underwriters, selling brokers, dealer managers and similar securities industry professionals participating in the distribution, to the same extent as provided above with respect to information so furnished in writing by such Persons specifically for inclusion in any prospectus, issuer free writing prospectus or Registration Statement.

(c) Conduct of Indemnification Proceedings.  Each indemnified party shall give prompt notice to each indemnifying party of any action or proceeding commenced against it in respect of which indemnity may be sought hereunder, but failure so to notify an indemnifying party or parties shall not relieve it or them from any liability which it or they may have under this indemnity agreement, except to the extent that the indemnifying party is materially prejudiced by such failure to give notice.  If the indemnifying party or parties so elects within a reasonable time after receipt of such notice, the indemnifying party or parties may assume the defense of such action or proceeding at such indemnifying party’s or parties’ expense with counsel chosen by the indemnifying party or parties and approved by the indemnified party defendant in such action or proceeding, which approval shall not be unreasonably withheld; provided, however, that, if such indemnified party or parties reasonably determine that a conflict of interest exists and that therefore it is advisable for such indemnified party or parties to be represented by separate counsel or that, upon advice of counsel, there may be legal defenses available to it or them which are different from or in addition to those available to the indemnifying party, then the indemnifying party or parties shall not be entitled to assume such defense and the indemnified party or parties shall be entitled to separate counsel (limited in each jurisdiction to one counsel for all indemnified parties under this Agreement) at the indemnifying party’s or parties’ expense.  If any indemnifying party or parties is not so entitled to assume the defense of such action or does not assume such defense, after having received the notice referred to in the first sentence of this paragraph, the indemnifying party or parties will pay the reasonable fees and expenses of counsel for the indemnified party or parties (limited in each jurisdiction to one counsel for all indemnified parties under this Agreement).  In such event, however, no indemnifying party or parties will be liable for any settlement effected without the written consent of such indemnifying party or parties (which consent shall not be unreasonably withheld or delayed).  If an indemnifying party is entitled to assume, and assumes, the defense of such action or proceeding in accordance with this paragraph, such indemnifying party or parties shall not, except as otherwise provided in this subsection (c), be liable for any fees and expenses of counsel for the indemnified parties incurred thereafter in connection with such action or proceeding.

(d) Contribution.  (i)  In order to provide for just and equitable contribution in circumstances in which the indemnity agreement provided for in this Section 9 is for any reason held to be unenforceable by the indemnified parties although applicable in accordance with its terms in respect of any losses, liabilities, claims, damages, judgments and expenses suffered by an indemnified party referred to therein, each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, liabilities, claims, damages, judgments and expenses in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and of the Selling Shareholder (including, in each case, that of their respective officers, directors, employees and agents) on the other in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages, judgments or expenses, as well as any other relevant equitable considerations.  The relative fault of the Company on the one hand and of the Selling Shareholder (including, in each case, that of their respective officers, directors, employees and agents) on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company, on the one hand, or by or on behalf of the Selling Shareholder, on the other, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.  The amount paid or payable by a party as a result of the losses, liabilities, claims, damages, judgments and expenses referred to above shall be deemed to include, subject to the limitations set forth in Section 9(c), any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action or claim.

(ii) The Company and the Selling Shareholder agree that it would not be just and equitable if contribution pursuant to this Section 9(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in sub-paragraph (i) above.  Notwithstanding this Section 9(d), in the case of distributions to the public, the Selling Shareholder shall not be required to contribute any amount in excess of the amount by which (A) the total price at which the Registrable Securities sold by the Selling Shareholder and distributed to the public were offered to the public exceeds (B) the amount of any damages which the Selling Shareholder has otherwise been required to pay and has paid by reason of such untrue or alleged untrue statement or omission or alleged omission.  No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

(iii) For purposes of this Section 9(d), each Person, if any, who controls the Selling Shareholder within the meaning of Section 15 of the Securities Act shall have the same rights to contribution as the Selling Shareholder; and each director of the Company, each officer of the Company who signed the Registration Statement, and each Person, if any, who controls the Company within the meaning of Section 15 of the Securities Act, shall have the same rights to contribution as the Company.

10. Inconsistent Actions.  (a)  The Company shall not grant to any other Person the right to include securities in any Required Registration Statement, other than such rights granted in this Agreement.

(b) The Company shall not seek to include in any Required Registration Statement any securities other than Registrable Securities held by the Selling Shareholder.

11. Assignment of Registrable Securities.  (a)  The Selling Shareholder may transfer all or any portion of its rights under this Agreement to any direct or indirect wholly owned subsidiary of the Selling Shareholder (each transferee shall be referred herein as a “Transferee”) in respect of any number of Registrable Securities (“Permitted Transfer”).  Any Permitted Transfer of registration rights pursuant to this Section 11(a) shall be effective upon receipt by the Company of (i) a written notice from the Selling Shareholder stating the name and address of any Transferee and identifying the number of Registrable Securities with respect to which the rights under this Agreement are being transferred and the nature of the rights so transferred and (ii) a written agreement from such Transferee to be bound by the terms of this Agreement.

(b) In connection with a Permitted Transfer of Registrable Securities owned by the Selling Shareholder at the time of such transfer, the Selling Shareholder may assign to any Transferee (i) a right to request pursuant to Section 3 that the Company include any of or all such Registrable Securities in any Incidental Registration Statement; provided, however, that no such rights may be exercised with respect to a Demand Registration Statement filed as a result of a demand under Section 2(a) by the Selling Shareholder; and (ii) the right to make any number of demands under Section 2(a); provided, however, that such number is less than or equal to the total number of demands specified in Section 2(c) as reduced by the number of demands under Section 2(a) which the Selling Shareholder has previously made or assigned.

(c) A Transferee shall be entitled to rights granted to, and subject to the conditions and obligations imposed upon, the Selling Shareholder by this Agreement to the extent that the Selling Shareholder transfers rights under this Agreement to such Transferee pursuant to Section 11(a) or 11(b); provided, however, that for purposes of applying the proviso contained in Section 3(b), (i) the Selling Shareholder and all of its Transferees shall be treated as a single shareholder and (ii) the total amount of Registrable Securities which may be included in a Registration Statement by the Selling Shareholder and all of its Transferees shall be allocated among the Selling Shareholder and its Transferees pro rata (based on the number of securities requested to be included).

12. Amendments and Waivers.  This Agreement may be amended with the consent of the parties and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company shall have obtained the written consent to such amendment, action or omission to act, of the Selling Shareholder.

13. Notices.  All notices, requests and other communications provided for or permitted hereunder shall be made in writing and shall be by registered or certified first-class mail, return receipt requested, telecopier, courier service or personal delivery addressed to the recipient thereof in the manner set forth below, or at such other address as such recipient shall have furnished in writing in the manner set forth herein.

The Company:

Alcon, Inc.
P.O. Box 62
Bösch 69CH-6331 Hünenberg
Switzerland

Attention:  Elaine Whitbeck, Esq.
    General Counsel

Facsimile:  +41 41 785 8887

With a copy to:

Alcon Laboratories, Inc.
6201 South Freeway
Fort Worth, TX 761340

Attention:  Elaine Whitbeck, Esq.
    General Counsel

Facsimile:  (817) 568 7579

The Selling Shareholder:

Nestlé S.A.
Avenue Nestlé 55
1800 Vevey
Switzerland

Attention:  Group General Counsel
Facsimile:  +41 21 924 4592

All such notices and communications shall be deemed to have been duly given when receipt is confirmed in writing.

14. Severability.  In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired, unless the provisions held invalid, illegal or unenforceable shall substantially impair the benefits of the remaining provisions hereof.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

15. Entire Agreement.  This Agreement is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein.  There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein.  This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

16. Interpretation.  When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.  The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  All terms defined in this Agreement shall have such defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms.  Except as set forth herein, any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.  References to a person are also to its permitted successors and assigns.

17. Governing Law.  THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW.

18. Counterparts.  This Agreement may be executed in any number of counterparts and by each of the parties hereto in separate counterparts, each of which when so executed by each of the parties hereto shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered by their respective representatives hereunto duly authorized as of the date first above written.

ALCON, INC.,
by
/s/ Elaine E. Whitbeck
Name: Elaine E. Whitbeck
Title: General Counsel
and Corporate Secretary

NESTLÉ S.A.,
by
/s/ Hans Peter Frick
Name: Hans Peter Frick
Title: Senior Vice President